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                                                                  Exhibit (d)(2)

                                No. 1999-58238


ALBERT SIEGEL, On Behalf of Himself and    (S)     IN THE DISTRICT COURT OF
All Others Similarly Situated,             (S)
                                           (S)
            Plaintiff,                     (S)
                                           (S)
      vs.                                  (S)     HARRIS COUNTY, TEXAS
                                           (S)
VALLEN CORPORATION, LEONARD J.             (S)
BRUCE, JAMES W. THOMPSON, ROBERT           (S)
W. BRUCE, KIRBY ATTWELL, JOHN T.           (S)
MYSER, DARVIN M. WINICK,                   (S)     55 JUDICIAL DISTRICT
HAGEMEYER P.P.S. NORTH AMERICA,            (S)
INC. and SHIELD ACQUISITION CORP.,         (S)
                                           (S)
          Defendants.                      (S)     DEMAND FOR JURY TRIAL


                         PLAINTIFF'S ORIGINAL PETITION
                         -----------------------------


     Plaintiff, by his attorneys, alleges as follows:

                                 INTRODUCTION

     1. Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, Plaintiff would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.

     2. This is a class action on behalf of the public stockholders of Vallen Corporation ("Vallen" or the "Company") against Vallen and its Board of Directors (collectively the "Vallen Defendants") as well as Hagemeyer P.P.S. North America, Inc. and Shield Acquisition Corp. (collectively "Hagemeyer"), arising out of Hagemeyer's November 16, 1999 offer to purchase the outstanding shares of Vallen for $25.00 per share.

     3. Each of the defendants has directly violated and/or aided and abetted the other defendants' violations of the fiduciary duties owed to the public shareholders of Vallen. Absent judicial intervention, the merger will be consummated which will result in irreparable injury to the plaintiff and the Class. This action seeks to enjoin defendants' unlawful conduct.

                            JURISDICTION AND VENUE

     4. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of Texas. Certain of the defendants are citizens of Texas, including defendant Vallen which is incorporated in Texas and has its principal place of business in the State of Texas. The amount in controversy of plaintiff's claim exclusive of interest and costs is less than $75,000. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                    PARTIES

     5. Plaintiff Albert Siegel at all times relevant hereto has been a stockholder of Vallen.

     6. Defendant Vallen is a corporation with its principal executive offices located at 13333 Northwest Freeway, Houston, Texas. Vallen is a Houston-based provider of industrial safety and health products and services designed for the protection of the individual worker and the workplace environment. Vallen's common shares are publicly traded on the NASDAQ. Vallen has over 7.1 million shares outstanding held by hundreds if not thousands of shareholders.

     7. Defendant Leonard J. Bruce ("L. Bruce") is the Chairman of the Board and has served as a director of the Company since 1960. L. Bruce is the father of defendant Robert W. Bruce.

     8. Defendant James W. Thompson ("Thompson") is the Company's President and Chief Executive Officer and has served as a director of the Company since 1994.

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     9.   Defendant Robert W. Bruce ("R. Bruce") has served as a director of the
Company since 1998.  Robert W. Bruce is the son of defendant L. Bruce.

     10. Defendant Kirby Attwell ("Attwell") has served as a director of the Company since 1978.

     11. Defendant John T. Myser ("Myser") has served as a director of the Company since 1997.

     12. Defendant Darvin M. Winick ("Winick") has served as a director of the Company since 1984.

     13. The defendants named in (P)(P)6-11 are sometimes collectively referred to herein as the "Individual Defendants."

     14. Defendant Hagemeyer P.P.S. North America, Inc. is a Delaware corporation and the parent of defendant Shield Acquisition Corp., a Texas corporation.

     15. By virtue of their positions as directors and/or officers of Vallen, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Vallen to engage in the practices complained of herein.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

     16. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Vallen and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

     17. Each of the Individual Defendants is required to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a

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publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

     (a) adversely affects the value provided to the corporation's shareholders;

     (b) contractually prohibits them from complying with or carrying out their fiduciary duties;

     (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

     (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

     18. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure the defendants receive hundreds of thousands of dollars in personal benefits at the expense of Vallen's shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

                           CLASS ACTION ALLEGATIONS

     19. Plaintiff brings this action pursuant to Rule 42 of the Texas Rules of Civil Procedure on his own behalf and as a class action on behalf of all holders of Vallen common stock, who are being and will be harmed by defendants' actions described below (the "Class").

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Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

     20.  This action is properly maintainable as a class action.

     21. The Class is so numerous that joinder of all members is impracticable. There are over 7.1 million shares of Vallen stock issued. The shares trade on the NASDAQ and thousands of Vallen stockholders of record are located throughout the United States.

     22. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

          (a) whether the defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of Vallen;

          (b) the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of Vallen;

          (c) whether the defendants have, in bad faith or for improper motives, erected and/or retained barriers to discourage other offers for the Company or its assets;

          (d) whether plaintiff and the other members of the Class would be irreparably damaged were the provisions and conduct detailed herein allowed to persist; and

          (e) whether the compensation to be paid to plaintiff and the Class is unfair and inadequate.

     23. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

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     24.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     25. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

     26. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                         BACKGROUND TO PROPOSED MERGER

     27. Vallen is engaged in the manufacturing of a variety of safety products and other products for industrial and commercial application. The Company serves industrial, commercial and public sector customers. Vallen has continued to progress forward with its long-term strategy of a mixed services and products based distribution process, expanding its ability to bring total safety solutions to a diverse customer base and cross leveraging the various business lines and significant markets throughout North America. The Company had viewed this strategy as a centerpiece to its long-term business plan and believed that as a more diversified distributor, it would become less market-sector dependant and less subjected to individual market economic cycles in terms of its overall operating results. In the summer of 1999, Vallen's efforts and the shareholders' investment in Vallen were just beginning to pay off as its products were in increasing demand and the Company was just recovering from the loss of a significant contract with the Air Force accounting for almost 20% of its net income.

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     28.  As a result of the loss of the Company's contract with the Air Force,
Vallen's stock was artificially depressed, but such depressed share price was only temporary. The Company had recently entered into a partnership (the "Lion-Vallen Partnership") wherein the Company would provide a new supply chain management contract to the Department of Defense but which would not begin until the second quarter of the year 2000 (the current quarter). The Company expected to mitigate the earnings shortfall resulting from the loss of the Air Force contract with the Lion-Vallen Partnership but such results would not be seen by the public until after the Company disclosed its second quarter results for fiscal year 2000, which ends on November 30, 1999 (just prior to the date of consummation of the tender offer). In fact, contrary to what was disclosed to the public but what was disclosed to Hagermeyers, Vallen's operating results were projected to be phenomenal. The following are the results that were disclosed to Hagemeyers:

-------------------------------------------------------------------------------------------
                    VALLEN'S INTERNAL OPERATING PROJECTIONS
-------------------------------------------------------------------------------------------
Vallen's FY May 31, 1999       Vallen's FY May 31, 2000       Vallen's FY May 31, 2001
Results (Actual)               Estimates                      Estimates
Revenue $306 million           Revenue $386 million           Revenue $465 million
Net Income $7.3 million        Net Income $12 million         Net Income $16.7 million
-------------------------------------------------------------------------------------------
                               Net Income Growth 99 v. 00     Net Income Growth 00 v. 01
                               64% projected growth           40% projected growth
-------------------------------------------------------------------------------------------

     29. The defendants, who held thousands of options which were for the most part worthless due to a long-term vesting schedule which prevented defendants from reaping the benefits of the options but which would accelerate upon a change of control, sought to capitalize on just such an opportunity to capitalize upon the change of control of the Company. Vallen engaged two financial advisors, William Blair & Company and Salomon Smith Barney, Inc. Defendants negotiated with both advisers so that both financial advisors' fees for rendering services to Vallen were, for the most part, contingent upon the consummation of the sale of the

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Company which would trigger the acceleration of the defendants' options and would provide for change-of-control payments of hundreds of thousands of dollars to certain of the Individual Defendants.

     30. In October 1999, Vallen and Hagemeyer engaged in serious merger negotiations. While in negotiations, the defendants, by written consent of Vallen's Board of Directors, passed a resolution that provided that defendants
L. Bruce, Myser and Thompson would have their options immediately accelerated and immediately vested upon the change of control of the Company. This provision allowed the defendants to immediately capitalize upon the sale of the Company and generate hundreds of thousands of dollars for themselves that they would not have otherwise received. In addition, by unanimous written consent of the Board of Directors, on October 20, 1999, the Company granted "retention and transition awards" to defendants R. Bruce and Thompson totaling hundreds of thousands of dollars, and such awards were compensation for "the transactions contemplated in the merger agreement."

     31. Although the other Individual Defendants held significant positions with Vallen, the Company's Founder and Chairman of the Board demanded special treatment if he was to go along with defendants' plan to sell the Company. Specifically, L. Bruce, Vallen's Founder and Chairman of the Board, demanded and Hagemeyer agreed to provide:

          (a)  a three year consulting agreement with Hagemeyer;

          (b)  an office;

          (c)  a secretary;

          (d)  a car of his choice;

          (e)  medical insurance for himself; and

          (f)  medical insurance for his wife.

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     32.  With their severance agreements, consultancy agreements, benefits, retention awards, transition awards and accelerated options in hand, the defendants bound the Company to merge with Hagemeyer - via the merger agreement-for a grossly inadequate price.

                              THE PROPOSED MERGER

     33. On November 15, 1999, Vallen announced that it had entered into a merger agreement with Hagemeyer to acquire, via a tender offer, the outstanding shares of Vallen for approximately $191 million dollars or $25.00 per share.

     34. The proposed acquisition price is a discount to where Vallen stock would have traded had the Individual Defendants disclosed the Company's preliminary second quarter results and the Company's internal operating projections for the following years - both of which were disclosed to Hagemeyer. In fact, the merger was timed to close just before the Company would be obligated to disclose its financial results for the second quarter 2000.

     35. The price of $25.00 per share which Hagemeyer proposes to pay to Class members is grossly unfair and inadequate because, among other things:

          (a) The announcement of the proposed merger was made at a time when the Company's stock price was artificially depressed following an announcement that it had lost a contract with the Air Force;

          (b) The defendants timed the announcement of the merger to place an artificial cap on the price for Vallen stock to enable them to acquire the stock at the lowest possible price;

          (c) The defendants timed the merger to close prior to the date on which they would disclose Vallen's strong second quarter 2000 results;

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     (d)  Vallen's earnings for its most recent quarter were artificially depressed as the result of a loss of a contract with the Air Force which accounted for almost 20% of its net income and which the Company had mitigated by entering into a new contract with Lion and such mitigating earnings would be realized in the quarterly results following the consummation of the tender offer; and

          (e) The merger with Hagemeyer was agreed to at a grossly inadequate price in exchange for, among other things, Hagemeyer's agreement to enter into employment agreements with certain of the Vallen insiders.

                             THE MERGER AGREEMENT

     36. The merger agreement contained numerous provisions designed to tilt the playing field in favor of Hagemeyer and/or make it difficult for a competing bid from a third party to succeed, including:

     .    A "termination fee" of $7.5 million in the event Vallen were to recommend that the shareholders oppose the Hagemeyer offer - in favor of a superior offer.

     .    A "no shop" provision which states in part that

     Until the termination of the Merger Agreement and except as expressly permitted by the following provisions, the Company has agreed that it will not, and that it will instruct (or where it has such power cause) each of its subsidiaries and each officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its subsidiaries not to, directly or indirectly,
     (i) solicit or initiate the submission of any Acquisition Proposal (as defined below) or of any inquiries or proposals that constitute, or may reasonable be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its subsidiaries to facilitate, the submission of any Acquisition Proposal or the making of any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company, or (iv) agree to, approve or recommend any Acquisition Proposal or enter into any agreement with respect to any Acquisition Proposal...."

     37. If the acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, which is growing at a 64+% rate and will post $12 million in profits, but rather will be cashed out of their Vallen shares for just $25.00 per share.

     38. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The offices and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves where they will receive "change of control" payments following the consummation of this proposed merger.

     39. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

     40. By reason of their positions with Vallen, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Vallen, and especially the true value and expected increased future value of Vallen and its assets, which they have not disclosed to Vallen's public stockholders, including, but not limited to Vallen's second quarter 2000 results.

     41. The Individual Defendants concealed the true worth of Vallen by, among other things, never revealing (prior to agreeing to support Hagemeyer's tender offer and thereby capping the price of Vallen shares) that the Board of Directors expected Vallen's income to grow to the rate of 64% following the consummation of the merger. Thus, the Individual Defendants have failed to ensure that Vallen shareholders obtained the highest value reasonably available prior to entering into the merger agreement.

                             FIRST CAUSE OF ACTION


                      Breach of Fiduciary Duty of Loyalty
                  And Due Care Against the Vallen Defendants


     42.  Plaintiff repeats and realleges each allegation set forth herein.

     43. The Individual Defendants have thus far failed to announce active auction, open bidding or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for Vallen's shareholders, the Individual Defendants have taken actions that will only serve their own interests while inhibiting the maximization of shareholder value.


     44.  The Individual Defendants were and are under a duty:

          (a) to fully inform themselves of the market value of Vallen before taking, or agreeing to refrain from taking, action;

          (b)  to act in the interests of the equity owners;

          (c)  to maximize shareholder value;

          (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction; and

          (e) to act in accordance with their fundamental duties of due care and loyalty.

     45. By the acts, transactions and courses of conduct alleged herein, the Vallen Defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in Vallen.

     46. Vallen shareholders will, if these defendants' actions are allowed to stand, be deprived of the opportunity for substantial gains the plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur.

     47. By reason of the foregoing acts, practices and course of conduct, the Vallen Defendants failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Vallen public stockholders and were assisted in that failure by Hagemeyer, which knowingly assisted defendants' wrongful acts.

     48. In light of the foregoing, plaintiff demands that the individual Defendants, as their fiduciary obligations require, immediately:

     .    Undertake an independent evaluation of Vallen's worth as an acquisition candidate.

     .    Rescind any and all agreements that inhibit the maximization of shareholder value, including but not limited to the "no shop" provision and agreements to obtain employment for Vallen insiders.


     .    Rescind the termination fee of $7.5 million.

     .    Allow Vallen's shares to trade without the restrictions and barriers of the unfair agreement "termination fee," "no shop" clause and after full disclosure of Vallen's internal operating projections.


     .    Retain independent advisors and appoint a truly independent committee of persons so that the interests of Vallen's public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of Vallen's public stockholders.

     49. As a result of these defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

     50. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

     51. As a result of the Vallen Defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Vallen's assets and business and will be prevented from obtaining the real value of their equity ownership in Vallen. Unless the defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

     52. Plaintiff and the other members of the Class have no adequate remedy at law.

                            SECOND CAUSE OF ACTION

            Breach of Duty of Candor Against the Vallen Defendants


     53.  Plaintiff repeats and realleges each allegation set forth herein.

     54. As fiduciaries of the Vallen shareholders, the Individual Defendants owe the Vallen shareholders a duty to fully disclose the existence and nature of all material facts in their possession or control with respect to the Hagemeyer merger and all other alternative transactions.

     55. The Individual Defendants breached and are continuing to breach their duties of candor and full disclosure owed to Vallen's shareholders by failing to disclose material facts concerning Vallen and its operations, including but not limited to Vallen's preliminary second quarter results and the fact that Vallen's Board had projected Vallen to grow at the rate of 64% over the previous year and that such knowledge of earnings growth had been concealed from the shareholders until after the price of Vallen stock had been capped - via the merger agreement.

Plaintiff has no adequate remedy at law for defendants' misrepresentations and/or omissions. Only through this Court's exercise of its broad equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict.

                             THIRD CAUSE OF ACTION


                       Aiding and Abetting of Breach of
                      Fiduciary Duties Against Hagemeyer


     56.  Plaintiff repeats and alleges each allegation set forth herein.

     57. Hagemeyer aided and abetted the Vallen Defendants' breach of fiduciary duties to Vallen's shareholders to maximize shareholder value by actively participating and colluding in the Vallen Defendants' breach. Hagemeyer aided in timing the acquisition to close before Vallen reveals that its second quarter 2000 financial results and its earnings attributable to the Lion-Vallen Partnership, all of which has deprived the Vallen shareholders of the highest value available to them. As a result of Hagemeyer's conduct alleged herein, Hagemeyer benefited financially.

     58. Defendants must be enjoined from continuing with the tender offer. Only through this Court's exercise of its broad equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict.

                                    PRAYER

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:

     A.   Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the Hagemeyer merger agreement was entered into in breach of the fiduciary duties of the Individual Defendants and its therefore unlawful and unenforceable;

     C. Enjoining defendants from proceeding with the Hagemeyer merger agreement and tender offer;

     D. Enjoining defendants from consummating the merger and/or tender offer unless and until the Company discloses all material facts regarding the tender offer/merger and implements procedures to obtain the highest possible price for the Company.

     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     F.   Awarding plaintiff and the Class appropriate damages;

     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     H. Granting such other and further relief as this Court may deem just and proper.

                                  JURY DEMAND


     Plaintiff demands a trial by jury.

     DATED this 22/nd/ day of November, 1999.


                                       WHITTINGTON, VON STERNBERG,
                                       EMERSON & WILSHER, L.L.P.
                                       JOHN G. EMERSON, JR.
                                       Texas State Bar No. 06602600


                                       -------------------------------------
                                                JOHN G. EMERSON, JR.


                                       2600 South Gessner, Suite 600
                                       Houston, TX 77063-3291
                                       Telephone: 713/789-8850
                                       713/789-0033 (fax)

                                       MILBERG WEISS BERSHAD HYNES &
                                       LEARACH LLP
                                       WILLIAM S. LERACH
                                       DARREN J. ROBBINS
                                       RANDALL H. STEINMEYER
                                       600 West Broadway, Suite 1800
                                       San Diego, CA 92101
                                       Telephone: 619/231-1058

                                       SHEPHERD & GELLER, LLC
                                       PAUL J. GELLER
                                       7200 W. Camino Real, Suite 203
                                       Boca Raton, FL 33433
                                       Telephone: 561/750-3000
                                       561/750-3364 (fax)

                                       Attorneys for Plaintiff


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